SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                           Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934




                                  For 21 July 2006


                        The Governor and Company of the
                                Bank of Ireland
                                   Head Office
                               Lower Baggot Street
                                    Dublin 2
                                     Ireland


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):








                              BANK OF IRELAND GROUP

               (The Governor and Company of the Bank of Ireland)

                Resolutions Passed at the Annual General Court


All of the resolutions proposed at the Annual General Court of the Company held on 21 July 2006 were duly passed.

The full text of each resolution was set out in the Governor's Letter to holders of Ordinary Stock and Notice of the Annual General Court which was posted to stockholders on 22 June 2006.

Copies of these resolutions have been forwarded to the Irish Stock Exchange and the
UK Listing Authority at the following locations, where they can be obtained:

The Irish Stock Exchange, 28 Anglesea Street, Dublin 2.

Document Viewing Facility, The Financial Services Authority, 25 The North Colonnade, Canary Wharf, London E14 5HS.

21 July 2006


For further information contact:

John Clifford
Group Secretary

Ph. + 353 1 6043400


                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



The Governor and Company
of the Bank of Ireland




John B. Clifford
Group Secretary



Date: 21 July 2006